[AXIS CAPITAL HOLDINGS LIMITED LETTERHEAD]

August 8, 2012

VIA EDGAR

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Letter Dated August 6, 2012 re: AXIS Capital Holdings Limited Form 10-K for Fiscal Year Ended December 31, 2011 and Form 10-Q for the Quarterly Period ended June 30, 2012; File No. 001-31721
Dear Mr. Rosenberg:
This letter is in response to your correspondence dated August 6, 2012 concerning the filings listed above for AXIS Capital Holdings Limited. In that letter, you asked that we respond within 10 business days or advise the staff when we will respond. As discussed with Mr. Mark Brunhofer of your office, this letter serves as our notice to you that we expect to provide our response no later than August 31, 2012. In the meantime, please do not hesitate to contact me. I can be reached at (441) 405-2604.

Very truly yours,

/s/ Joseph Henry
Joseph Henry
Executive Vice President and Chief Financial Officer